U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                  FORM 10-SB\A1



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                                   MULLY CORP.
                                   -----------
                 (Name of Small Business Issuer in its charter)


               Nevada                                     84-1381946
               ------                                     ----------
   (State or other jurisdiction of                     (I.R.S. Employer
    incorporation or organization)                    Identification No.)


         2851 S. Parker Road
              Suite 720
          Aurora, Colorado                                   80014
          ----------------                                   -----
(Address of principal executive offices)                   (Zip code)

Issuer's telephone number: (303) 671-8920
                           --------------

       Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

       Securities to be registered pursuant to Section 12(g) of the Act:


                                  Common Stock
                                  ------------
                                (Title of Class)










                          Page One of Forty Nine Pages
                   Exhibit Index is Located at Page Forty Six



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                                TABLE OF CONTENTS

                                                             Page
                                                             ----
PART I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    8

Item 3.   Description of Property. . . . . . . . . . . . . .   14


Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   14

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . .   15


Item 6.   Executive Compensation . . . . . . . . . . . . . .   21

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . .   22

Item 8.   Description of Securities. . . . . . . . . . . . .   22

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . .   24


Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   25

Item 3.   Changes in and Disagreements with Accountants. . .   25


Item 4.   Recent Sales of Unregistered Securities. . . . . .   26

Item 5.   Indemnification of Directors and Officers. . . . .   27

PART F/S

          Financial Statements . . . . . . . . . . . . . . .   29

PART III


Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   46

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   48

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     Mully Corp. (the "Company"), was incorporated on November 4, 1996 under the laws of the State of Nevada, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2 - Plan of Operation".

     The Company is filing this Registration Statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.


     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan of merging with an unaffiliated entity or otherwise acquiring assets as more fully described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Andrew
I. Telsey is also an officer, director and principal shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will

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unequivocally   limit  any  shareholder's   ability  to  sell  their  respective
securities before such closing.

     The Company's business is subject to numerous risk factors, including the following:

     Going Concern; No Operating History or Revenue and Minimal Assets. The Company's financial statements accompanying this Registration Statement have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     No Agreement for Business Combination or Other Transaction-No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     Conflicts of Interest - General. Officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     Probable Change in Control and Management. A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the

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Company.  The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement  of  Audited  Financial   Statements  May  Disqualify  Business
Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

ITEM 2.  PLAN OF OPERATION

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this Registration Statement.

     The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

     The Company's officers and directors were formerly involved with other "blank check" companies. The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Prior 'Blank Check' Experience."

     The Articles of Incorporation of the Company provides that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Part II - Item 5 Indemnification of Directors and Officers."

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GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Part F/S - Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the

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business  opportunities  will,  however,  incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act") specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/ acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its

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transaction,  the Company may agree to register all or a part of such securities
immediately   after  the  transaction  is  consummated  or  at  specified  times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

YEAR 2000 DISCLOSURE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. Because the Company has no assets, including any personal property such as computers, it is not anticipated that the Company will incur any negative impact as a result of this potential problem. However, it is possible that this issue may have an impact on the Company after the Company successfully consummates a merger or acquisition. Management intends to address this potential problem with any prospective merger or acquisition candidate. There can be no assurances that new management of the Company will be able to avoid a problem in this regard after a merger or acquisition is so consummated.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

     The Company operates from its offices at 2851 S. Parker Road, Suite 720, Aurora, Colorado 80014. This space is provided to the Company on a rent free basis by Andrew I. Telsey, the sole officer and director and a principal shareholder of the Company and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    NAME AND          AMOUNT AND
                   ADDRESS OF          NATURE OF
                   BENEFICIAL         BENEFICIAL        PERCENT OF
TITLE OF CLASS       OWNER              OWNER              CLASS
--------------       -----              -----              -----

Common        Andrew I. Telsey          260,000             52%
              6198 S. Moline Ct.
              Englewood, CO 80111

                    NAME AND          AMOUNT AND
                   ADDRESS OF          NATURE OF
                   BENEFICIAL         BENEFICIAL        PERCENT OF
TITLE OF CLASS       OWNER              OWNER              CLASS
--------------       -----              -----              -----


Common        All Officers and          260,000             52%
              Directors as a
              Group (1 person)

     The balance of the Company's outstanding Common Shares are held by 10 persons.

     (b) Security Ownership of Management.

     The following table sets forth the beneficial ownership for each class of equity securities of Mully Corp. beneficially owned by all directors and officers of the Company.

                   NAME AND            AMOUNT AND
                  ADDRESS OF            NATURE OF
                  BENEFICIAL           BENEFICIAL      PERCENT
TITLE OF CLASS       OWNER                OWNER        OF CLASS
--------------       -----                -----        --------

Common        Andrew I. Telsey           260,000          52%
              6198 S. Moline Ct.
              Englewood, CO 80111


Common        All Officers and           260,000          52%
              Directors as a
              Group (1 person)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

     The directors and officers of the Company are as follows:

     Name                     Age        Position
     ----                     ---        --------


     Andrew I. Telsey          46       President, Secretary,
                                        Treasurer and Director


     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

RESUMES

     Andrew I. Telsey, President, Secretary, Treasurer and a director. Mr. Telsey has held his positions with the Company since its inception. From 1984 through the present, Mr. Telsey has been employed by Andrew I. Telsey, P.C., Aurora, Colorado, a professional corporation engaged in the practice of law, emphasizing securities law, mergers, acquisitions and general business matters. This firm is also legal counsel to the Company. Mr. Telsey received a Juris Doctor degree from Syracuse University College of Law in 1979 and a Bachelor of Arts degree from Ithaca College in 1975. He devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

PRIOR "BLANK CHECK" EXPERIENCE


     Mr. Telsey was an officer and director of Mathy Corporation ("Mathy"), a "blank check" public reporting company. Mathy filed a Registration Statement on Form 10-SB in June 1998, which became effective in August 1998, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Effective May 7, 1999, pursuant to a definitive agreement (the "Mathy Agreement"), Mathy acquired all of the issued and outstanding securities of the Cooper Memphis Group, Inc. ("Cooper"), a California corporation. The terms of the transaction involved Mathy undertaking a forward split of its issued and outstanding common stock whereby 2.5 shares of common stock were issued in exchange for every share of common stock outstanding immediately prior to the closing of the transaction in order to establish the number of issued and outstanding common shares of Mathy at closing to be 1,250,000. Thereafter, Mathy issued an aggregate of 11,250,000 shares of its "restricted" common stock to the former shareholders of Cooper in exchange for all of their stock in Cooper. Cooper did not survive the transaction. Mathy also changed its name to "DrivingAmerica.com, Inc." ("DAI"). Pursuant to the terms of the Mathy Agreement, Mr. Telsey resigned his respective positions in Mathy.

     DAI's principal business is as a marketer of database information related to automotive marketing under the name "Automotive Consumer Services." The initial database is comprised of new vehicle information, including specifications and dealer vehicle costs, which are sold to consumers in the form of printed vehicle reports. In turn, the consumers who purchase the reports, along with their behavioral characteristics, become the source of a secondary, marketed database of consumer information to several manufacturers of automobiles, local dealer referral programs and affinity groups. DAI is based in Irvine, California.

     DAI intends to expand operations into other logically related and lucrative services related to the acquisition of an automobile. At the same time, it expects to develop Internet technology to facilitate the expansion of the list of services to include other auto-related financial services. As of the date of this registration statement, DAI is in the process of completing its independent audit of its financial statements. While it is anticipated that DAI will file an application to list its common stock for trading on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc., no such application has been filed as of the date of this registration statement and there can be no assurances that if filed, such an application will be approved.


     Mr. Telsey was formerly an officer and director of Tarcyn Corporation ("Tarcyn"), a "blank check" public reporting company. Tarcyn filed a Registration Statement on Form 10-SB in May 1997, which became effective in July 1997, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Effective February 16, 1999, pursuant to a definitive agreement, Tarcyn acquired all of the issued and outstanding securities of CreditCo, Inc. ("Creditco"), a Delaware corporation. The terms of the transaction involved Tarcyn undertaking a forward split of its issued and outstanding common stock whereby 3.5 shares of common stock were issued in exchange for every share of common stock outstanding immediately prior to the closing of the transaction in order to establish the number of issued and outstanding common shares of Tarcyn at closing to be 1,750,000. Thereafter, Tarcyn issued an aggregate of 15,750,000 shares of its "restricted" common stock to the former shareholders of Creditco in exchange for all of their stock in Creditco. Creditco did not survive the transaction. Tarcyn also changed its name to "MerchantOnline.com, Inc." ("MOL"). Mr. Telsey resigned his positions with Tarcyn upon closing of the aforesaid transaction. See "Conflicts of Interest."

     MOL's principal business is to provide a diverse selection of services which it has developed to allow Internet merchants to quickly and easily establish a method of conducting business on the Internet with a minimal initial investment and with low transaction costs. MOL intends to attempt to take advantage of the anticipated enormous growth of the Internet by providing an electronic payment solution for merchants that market and sell their products and services on the Internet. The electronic commerce services ("E- commerce") provided by MOL include allowing merchants to accept credit cards, debit cards and online checks from customers in a secure, technologically advanced environment. MOL is currently a single source of customer service which offers a variety of Internet services including electronic shopping carts, web site development and hosting, merchant accounts and real-time credit card processing in a single package for one installation fee and only one, combined monthly billing.

     During 1998, its initial year of operations, Creditco generated revenues of approximately $507,000, with a net loss of approximately $225,000. As of the date of this Registration Statement, MOL has filed an application to list its common stock for trading on the OTC Bulletin Board. There can be no assurance that this application will be approved.

     Mr. Telsey was also an officer and director of Euro-Tel, Inc. ("ETI"), a "blank check" public reporting company. ETI filed a Registration Statement on Form 10-SB in December 1996, which became effective in February 1997, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. In June 1997, ETI consummated a merger with PharmaSystems Cost Containment Corp., a Florida corporation ("Pharma"), engaged in the delivery of pharmacy contract services, including mail service and retail pharmacy networks. The terms of this transaction included ETI undertaking a forward split of its issued and outstanding Common Stock, whereby 4 shares of Common Stock were issued in exchange for each share of Common Stock then issued and outstanding and, thereafter, the Pharma shareholders exchanged all of the issued and outstanding Pharma Stock owned by them for an aggregate of 18,000,000 "restricted" Common Shares of ETI (post forward split), with ETI emerging as the surviving company and Pharma being dissolved by operation of law. As of the date of this Registration Statement management of Pharma has caused the Company to become non-reporting under the Securities Exchange Act of 1934, as amended. To the best knowledge of Mr. Telsey, there is no active market for the securities of Pharma as of the date of this Registration Statement.


     For the three month period ended March 31, 1997, the unaudited financial statements of Pharma showed assets of $1,564,003, liabilities of $2,605,052, revenues of $1,179,487 and a net loss of $(703,401). No other financial information is currently available to management of the Company concerning Pharma.


     Mr. Telsey was also an officer and/or director of SDT Holding Corporation ("SDT"), a "blank check" public reporting company. SDT filed a Registration Statement on Form 10-SB in July 1994, which became effective in December 1994, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Effective October 30, 1996, SDT successfully consummated a share exchange agreement with European Business Group
(UK), Plc., an English corporation ("EBG") with its principal place of business located in Surrey, England. The terms of the transaction involved SDT undertaking a forward split of its issued and outstanding common shares whereby 8 shares of common stock were issued in exchange for every one (1) share of common stock and, thereafter, SDT issued an aggregate of 18,000,000 shares of its "restricted" common stock (post forward split) to the former shareholders of EBG in exchange for all of the issued and outstanding stock of EBG. EBG remains in existence as a wholly owned foreign subsidiary of SDT.

     EBG is a leasing company doing business through 16 wholly owned subsidiary companies. For purposes herein, all references to EBG shall include EBG and its subsidiaries. EBG's business is centered around two specific segments of the leasing industry, including (i) marine containers; and (ii) the sale of licensing rights to city information billboards worldwide (primarily in the U.S.). Based upon management of the Company's review of available SEC filings undertaken by current management of SDT, it appears that SDT has ceased filing reports pursuant to the Securities Exchange Act of 1934, as amended and as a result, no current financial information relating to SDT is readily available. As of the date of this Registration Statement, there is no active market for SDT's securities.

     Mr. Telsey was also formerly an officer and director of Ashland Capital Group, Inc. ("Ashland"), a public reporting company. Ashland obtained effectiveness of a registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, in May 1989. Ashland successfully closed its initial public offering on February 16, 1990, whereby 5,000,000 units were sold to the public at a price of $.01 per unit. Ashland derived approximately $41,000 in net proceeds as a result of the offering.

     On October 9, 1990, pursuant to a definitive agreement, Ashland acquired all of the issued and outstanding shares of Visual Presentation Products, Inc., a Florida corporation ("VPP"), in exchange for the issuance of common stock equal to approximately 80% of Ashland's issued and outstanding common shares. At the closing of the transaction, Ashland had available approximately $37,000 in cash, remaining from the proceeds derived from its initial public offering. Mr. Telsey resigned his positions with Ashland upon the closing of this agreement and was replaced by the then management of VPP pursuant to the affirmative vote of the Ashland shareholders.

     After closing of the transaction with VPP, Ashland changed its name to "Visual Design Industries, Inc." ("VDI"). VDI subsequently filed a registration statement with the SEC, undertaking a secondary offering of its securities. Prior to effectiveness of the registration statement, VDI's underwriter, Nutmeg Securities, Inc., abandoned the proposed offering. To date, no market in VDI's securities has ever developed.

     Additionally, Mr. Telsey's practice of law emphasizes corporate and securities transactions, including mergers and acquisitions. As a result, Mr. Telsey has had additional experience in identifying private merger candidates. Other than as disclosed hereinabove, no other member of the Company's management has had any experience in identifying and examining private business candidates.

     The foregoing is a complete description of all "blank check" companies with whom management of the Company has been, or is, involved. In each of these transactions, the applicable company relied upon the exemption from registration afforded by Section 4(2) and/or Regulation D or Regulation S promulgated under the Securities Act of 1933, as amended in issuing the applicable securities to the shareholders of the merger candidate. In each transaction, shareholders of the private company which merged with the applicable public reporting company did execute applicable Investment Letters acknowledging their investment experience and in no instance were securities issued to greater than 35 non-accredited investors.


CONFLICTS OF INTEREST

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

ITEM 6.  EXECUTIVE COMPENSATION.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of

Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this Registration Statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company's authorized capital stock consists of 125,000,000 shares, of which 25,000,000 shares are Preferred Shares, par value $0.001 per share, and 100,000,000 are Common Shares, par value $0.0001 per share. There are 500,000 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares issued or outstanding.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     Preferred Shares. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors does not plan to issue any shares of Preferred Stock for the foreseeable future, unless the issuance thereof shall be in the best interests of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Mr. Telsey is also an officer, director and principal shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.



     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded on a national exchange. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such event, trading, if any, in the Company's securities may then continue in the OTC Bulletin Board operated by the NASD or another low volume market, presuming that such a listing is approved, of which there can be no assurance. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.


     b. Holders. There are eleven (11) holders of the Company's Common Stock. In November 1996, the Company issued 500,000 of its Common Shares for an aggregate of $500 in cash and services ($.001 per share). All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

     As of the date of this Registration Statement, 500,000 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.


     In November 1996 the Company issued 500,000 shares of its common stock to 11 persons at a price of $.001 per share. These shares were issued pursuant to exemption from the registration requirements included under the Securities Act of 1933, as amended, including but not necessarily limited to Regulation D and/or Section 4(2) of said Act. The shares of the Company's common stock were issued to the following persons, in the amounts indicated:

                 Name                       No. of Common Shares
                 ----                       --------------------

         Andrew I. Telsey                           260,000
         R. Michel Perlmutter                        24,500
         Brad Weiman                                 24,500
         Renee Telsey                                24,500
         Joan Earnhart                               24,500
         Jeffrey Telsey                              24,500
         Gary Graham                                 24,500
         Michael Markow                              24,500
         Darlene Kell                                24,500
         Abbe Kadish                                 24,500
         Diane Paulson                               20,000

     Each of the above shareholders was and is either an "accredited investor" (as that term is defined in the 1933 Act), or were provided all information necessary in order to allow each investor to exercise their respective business judgment as to the merits of the investment. Further, those shareholders who are not "accredited investors" had a preexisting business and/or personal relationship with Mr. Telsey of in excess of six (6) years and the Company believes that these shareholders are considered "sophisticated" investors based upon their previous investment experience.


     All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     As of the date of this Registration Statement, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Mr. Telsey is also an officer, director and principal shareholder of the Company. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation incorporate the provisions of the Nevada Revised Statutes providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Nevada law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

     In accordance with the laws of the State of Nevada, the Company's Bylaws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the issuing Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS.


     The following audited financial statements for the fiscal years ended December 31, 1998 and December 31, 1997, are attached to this Registration Statement and filed as a part hereof. See page 30.


     1)  Table of Contents - Financial Statements
     2)  Independent Auditors' Report
     3)  Balance Sheet
     4)  Statement of Operations
     5)  Statement of Cash Flows
     6)  Statement of Shareholders' Equity
     7)  Notes to Financial Statements


     The unaudited financial statements for the three month periods ended March 31, 1999 and March 31, 1998, are also attached to this Registration Statement and filed as a part hereof. See page 40.

                                  MULLY CORP.


                         Audited Financial Statements

          For the Years Ended December 31, 1998 and 1997 and the Period
                          November 4, 1996 (Inception)
                            through December 31, 1998

                                 Mully Corp.


                              TABLE OF CONTENTS


                                                                          Page
                                                                          ----

Independent Auditors' Report                                              F-1

Financial Statements

     Balance Sheet                                                        F-2

     Statement of Operations                                              F-3

     Statement of Cash Flow                                               F-4

     Statement of Shareholders' Equity                                    F-5

     Notes to the Financial Statements                             F-6 to F-8

HORTON & COMPANY
Certified Public Accountants and Business Consultants, L.L.C.





                        INDEPENDENT AUDITORS' REPORT


The Board of Directors
Mully Corp.
Aurora, Colorado


We have audited the accompanying consolidated balance sheets of Mully Corp. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period November 4, 1996 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mully Corp. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for years then ended, and for the period November 4, 1996 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered losses from operations and has a lack of net capital that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                  s/Horton & Company, LLC

                                                  HORTON & COMPANY, L.L.C.

March 8, 1999




1680 ROUTE 23, SUITE 110, WAYNE, NEW JERSEY  07470
TEL: 973-305-9800, FAX: 973-305-8213
                           A Member of the Division for CPA firms; American Institute of Certified Public Accountants


Mully Corp.
(A Development Stage Company)
Balance Sheet
------------------------------------------------------------------------------

                                                                     December
                                                                     31, 1998
                                                                     --------

ASSETS                                                               $      0
                                                                     ========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES - Accounts Payable                                              0
                                                                     --------
SHAREHOLDERS' EQUITY

Preferred Stock, .001 Par Value
Authorized 25,000,000 Shares; Issued                                        0
And Outstanding -0- Shares


Common Stock, $.0001 Par Value
Authorized 100,000,000 Shares; Issued
And Outstanding 500,000 Shares                                             50

Additional Paid In Capital On Common Stock                                450


Deficit Accumulated During The Development Stage                         (500)

TOTAL SHAREHOLDERS' EQUITY                                                  0
                                                                     --------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                                              $      0
                                                                     ========




















          The Accompanying Notes Are An Integral Part Of These Financial
Statements.


                                  F-2


Mully Corp.
(A Development Stage Company)
Statement Of Operations
------------------------------------------------------------------------------

                                                                   January
                                                                  30, 1996
                                                                 (Inception)
                                                                   Through
                                               December  December  December
                                               31, 1998  31, 1997  31, 1998
                                               --------  --------  --------
Revenue                                        $      0  $      0  $      0
                                               --------  --------  --------
Expenses:

Office                                                0         0       500
                                               --------  --------  --------
Total                                                 0         0       500
                                               --------  --------  --------

Net (Loss)                                     $      0  $      0  $   (500)
                                               ========  ========  ========

Basic (Loss) Per Common Share                  $   0.00  $   0.00  $  (0.00)
                                               ========  ========  ========

Basic Common Shares Outstanding                 500,000   500,000   500,000
                                               ========  ========  ========






























          The Accompanying Notes Are An Integral Part Of These Financial
Statements.

                                  F-3


Mully Corp.
(A Development Stage Company)
Statement Of Cash Flows
------------------------------------------------------------------------------

                                                                   November
                                                                   4, 1996
                                                                  (Inception)
                                                                   Through
                                               December  December  December
                                               31, 1998  31, 1997  31, 1998
                                               --------  --------  --------

Net (Loss) Accumulated During
  The Development Stage                         $      0  $      0  $   (500)

Issuance Of Common Stock For
 Cash Advances & Services                             0         0       500
                                               --------  --------  --------

Cash Flows From Operations                            0         0         0
                                               --------  --------  --------
Cash Flows From Financing
Activities:

Issuance Of Common Stock                              0         0         0
                                               --------  --------  --------

Cash Flows From Financing                             0         0         0
                                               --------  --------  --------

Net Increase In Cash                                  0         0         0
Cash At Beginning Of Period                           0         0         0
                                               --------  --------  --------

Cash At End Of Period                          $      0  $      0  $      0
                                               ========  ========  ========




Non - Cash Activities:

Stock Issued For Cash Advances & Services      $      0  $      0  $    500
                                               ========  ========  ========











          The Accompanying Notes Are An Integral Part Of These Financial
Statements.


                                  F-4



Mully Corp.
(A Development Stage Company)
Statement Of Shareholders' Equity
-----------------------------------------------------------------------------------------------


                                                                              Deficit
                                                                            Accumulated
                          Number Of Number Of                    Additional During The
                           Common  Preferred   Common  Preferred  Paid-In   Development
                           Shares    Shares    Stock     Stock    Capital      Stage      Total
                          -------    ------    ------    -----    -------      -----      -----
Balance At
  November 4, 1996              0         0    $    0    $   0    $     0      $   0      $   0

Issuance Of Common Stock:
November 4, 1996 for Cash
  Advances Made on Behalf
  of the Company &
  Services at $.001
  Per Share               500,000         0        50        0        450         0         500

Net (Loss)                                                                     (500)       (500)
                          -------    ------    ------    -----    -------      -----      -----

Balance At December 31,
  1996, 1997, and 1998    500,000         0    $   50    $   0    $   450      $(500)     $   0
                          =======    ======    ======    =====    =======      =====      =====
































     The Accompanying Notes Are An Integral Part Of These Financial Statements.


                                        F-5

Mully Corp.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended December 31, 1998 and 1997
-----------------------------------------------------


Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

Organization:

On November 4, 1996, Mully Corp. (the "Company") was incorporated under the laws of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada.

Development Stage:

The Company entered the Development stage in accordance with SFAS No. 7 on November 4, 1996. Its purpose is to evaluate, structure and complete a merger with, or acquisition a privately owned corporation.

Statement of Cash Flows:

For the purpose of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest in fiscal years ended December 31, 1998 and 1997 was $-0-. Cash paid for income taxes in fiscal years ended December 31, 1998 and 1997 was $-0-.

Basic (Loss) per Common Share:

Basic (Loss) per common share is computed by dividing the net loss for the period by the weighted average number of shares outstanding at December 31, 1998 and December 31, 1997. (See Note 6)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.




                                       F-6

Mully Corp.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended December 31, 1998 and 1997
-----------------------------------------------------


Note 2 - Capital Stock and Capital in Excess of Par Value
---------------------------------------------------------

The Company initially authorized 100,000,000 shares of $.0001 par value common stock and 25,000,000 shares of $.001 par value preferred stock. On November 4, 1996, the Company issued 500,000 shares of common stock for services valued at $350 and for cash advances paid on behalf of the Company of $150 for a total of $500.

Note 3 - Related Party Events
-----------------------------

The Company maintains a mailing address at an officer's place of business. This address is located at 2851 S Parker Road, Suite 720, Aurora, Colorado. At this time the Company has no need for an office. As of December 31, 1998 management has incurred a minimal amount of time and expense on behalf of the Company.

Note 4 - Income Taxes
---------------------

At December 31, 1998, the Company had net operating loss carryforwards available for financial statement and Federal income tax purposes of approximately $500 which, if not used, will expire in the year 2011.

The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of December 31, 1998, the Company has a deferred tax asset of $10 primarily for its net operating loss carryforward which has been fully reserved through a valuation allowance. The change in the valuation allowance for 1998 is $-0-.

Note 5 - Basis of Presentation
------------------------------

In the course of its development activities the Company has sustained continuing losses and expects such losses to continue for the foreseeable future. The Company's management plans on advancing funds on an as needed basis and in the longer term, revenues from the operations of a merger candidate, if found. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations through a merger candidate.




                                       F-7

Mully Corp.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended December 31, 1998 and 1997
-----------------------------------------------------

Note 6 - New Accounting Pronouncement
-------------------------------------

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128"). SFAS No. 128 specifies the computation, presentation, and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share, which utilizes the average market price per share as opposed to the greater of the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully-diluted earnings per share. SFAS No. 128 is effective for the Company for periods ending after December 15, 1997. However, the Company has a simple capital structure for the periods presented and therefore, there is no affect on the earnings per share presented due to the Company's adoption of SFAS No. 128.

Note 7 - Subsequent Events
--------------------------

The Company will be filing a Form 10-SB with the Securities and Exchange Commission to become a 34 Act reporting company.




















                                       F-8

                                  MULLY CORP.


                         Unaudited Financial Statements
          For the Three Month Periods Ended March 31, 1999 and 1998
                  and the Period November 4, 1996 (Inception)
                            through March 31, 1999


Mully Corp.
(A Development Stage Company)
Balance Sheet
----------------------------------------------------------------------
                                                Unaudited   Audited
                                                  March     December
                                                31, 1999    31, 1998
                                                ---------  ---------
ASSETS

Current Assets - Cash                           $       0  $       0
                                                ---------  ---------
TOTAL ASSETS                                    $       0  $       0
                                                =========  =========
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts Payable                                $     500  $       0
                                                ---------  ---------

Total Current Liabilities                             500          0
                                                ---------  ---------
SHAREHOLDERS' EQUITY

Preferred Stock, $.001 Par Value
 Authorized 25,000,000 Shares; Issued
 And Outstanding -0- Shares                             0          0

Common Stock, $.0001 Par Value
 Authorized 100,000,000 Shares;
 Issued And Outstanding 500,000 Shares                 50         50

Additional Paid In Capital On Common Stock            450        450

Deficit Accumulated During The
  Development Stage                                (1,000)      (500)
                                                ---------  ---------
TOTAL SHAREHOLDERS' EQUITY                           (500)         0
                                                ---------  ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $       0  $       0
                                                =========  =========

















              The Accompanying Notes Are An Integral Part Of These
                         Unaudited Financial Statements.



Mully Corp.
(A Development Stage Company)
Unaudited Statement Of Operations
----------------------------------------------------------------------
                                                            Inception
                                 Unaudited     Unaudited   November 4,
                                  3 Month       3 Month       1996
                                Period Ended  Period Ended   Through
                                   March         March        March
                                  31, 1999      31, 1998     31, 1999
                                ------------  ------------  ----------
Revenue                         $          0  $          0  $        0

Expenses:

Office                                     0             0         500
Legal And Accounting                     500             0         500
                                ------------  ------------  ----------
Total                                    500             0       1,000
                                ------------  ------------  ----------

Net (Loss)                      $       (500) $          0  $   (1,000)
                                ============  ============  ==========
Basic (Loss) Per
 Common Share                         ($0.00)       ($0.00)
                                ============  ============
Weighted Average Common Shares
 Outstanding                         500,000       500,000
                                ============  ============






























              The Accompanying Notes Are An Integral Part Of These
                         Unaudited Financial Statements.




Mully Corp.
(A Development Stage Company)
Unaudited Statement Of Cash Flows
----------------------------------------------------------------------
                                                             Inception
                                  Unaudited     Unaudited    November 4,
                                   3 Month       3 Month        1996
                                 Period Ended  Period Ended    Through
                                    March         March         March
                                  31, 1999      31, 1998      31, 1999
                                 ------------  ------------  ----------
Net (Loss) Accumulated During
  The Development Stage          $       (500) $          0  $   (1,000)

Issuance of Common Stock For
  Cash Advances & Services                  0             0         500

Increase (Decrease) in
  Account Payable                         500             0         500

                                 ------------  ------------  ----------
 Net Flows From Operations                  0             0           0
                                 ------------  ------------  ----------
Cash Flows From
Investing Activities:
                                            0             0           0
                                 ------------  ------------  ----------
Net Cash Flows From Investing               0             0           0
                                 ------------  ------------  ----------
Cash Flows From
Financing Activities:
                                            0             0           0
                                 ------------  ------------  ----------
Cash Flows From Financing                   0             0           0
                                 ------------  ------------  ----------
Net Increase In Cash                        0             0           0
Cash At Beginning Of Period                 0             0           0
                                 ------------  ------------  ----------
Cash At End Of Period            $          0  $          0  $        0
                                 ============  ============  ==========

Summary Of Non-Cash Investing
And Financing Activities:        $          0  $          0  $      500
                                 ============  ============  ==========
















              The Accompanying Notes Are An Integral Part Of These
                         Unaudited Financial Statements.



Mully Corp.
(A Development Stage Company)
Unaudited Statement Of Shareholders' Equity
-----------------------------------------------------------------------------------------------

                                                                              Deficit
                                                                            Accumulated
                          Number Of Number Of                    Additional During The
                           Common  Preferred   Common  Preferred  Paid-In   Development
                           Shares    Shares    Stock     Stock    Capital      Stage     Total
                          -------    ------    ------    -----    -------      -----     -----
Balance At
  November 4, 1996              0         0    $    0    $   0    $     0      $   0     $   0

Issuance Of Common Stock:
November 4, 1996 for Cash
  Advances Made on Behalf
  of the Company &
  Services at $.001
  Per Share               500,000         0        50        0        450         0        500

Net (Loss)                                                                     (500)      (500)
                          -------    ------    ------    -----    -------      -----      -----

Balance At December 31,
  1996, 1997, and 1998    500,000         0    $   50    $   0    $   450      $(500)     $   0

Net (Loss)                                                                      (500)      (500)
                          -------    ------    ------    -----    -------    -------      -----

Balance at March 31, 1999 500,000         0    $   50    $   0    $   450    $(1,000)     $(500)
                          =======    ======    ======    =====    =======    =======      =====




























              The Accompanying Notes Are An Integral Part Of These
                         Unaudited Financial Statements.


Mully Corp.
Notes To Unaudited Financial Statements
For The Three Month Period Ended March 31, 1999
-----------------------------------------------

Note 1 - Unaudited Financial Information
----------------------------------------

The unaudited financial information included for the three month interim period ended March 31, 1999 were taken from the books and records of the Company without audit. However, such information reflects all adjustments (consisting of normal recurring adjustments, which are of the opinion of management, necessary to reflect properly the results of interim periods presented). The results of operations for the three month period ended March 31, 1999 are not necessarily indicative of the results expected for the year ended December 31, 1999.

Note 2 - Financial Statements
-----------------------------

Management has elected to omit substantially all footnotes relating to the condensed financial statements of the Company included in the report. For a complete set of footnotes, reference is made to the Company's audited financial statement for the fiscal year ended December 31, 1998 included in this Form 10-SB Registration Statement as filed with the Securities and Exchange Commission.

                                    PART III

ITEM 1.  EXHIBIT INDEX

No.                                                    Sequential
---                                                     Page No.
                                                        --------

     (3)  Articles of Incorporation and Bylaws


3.1       Articles of Incorporation                        *

3.2       Bylaws                                           *


     (4)  Instruments Defining the Rights of Holders


4.1       Form of Lock-up Agreements Executed
          by the Company's Shareholders                    *


     (27) Financial Data Schedule


27.1      Financial Data Schedule                          48


-------------------


* Previously filed in the Registrant's Form 10-SB Registration Statement filed with the SEC on or about March 19, 1999.

                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   MULLY CORP.
                                   (Registrant)


                                   Date:  May 26, 1999



                                   By:/s/ Andrew I. Telsey
                                      ------------------------
                                      Andrew I. Telsey,
                                      President

                                   MULLY CORP.


                                  EXHIBIT 27.1


                             FINANCIAL DATA SCHEDULE